MEDIA
Jean- Marc Podvin	Laura Hortas
33- 1- 53- 77- 42- 23	609-240- 7025
jean- marc.podvin@sanofi-aventis.com	laura.hortas@bms.com

INVESTORS
Sanjay Gupta	John Elicker
33- 1- 53- 77- 45- 45	212-546- 3775
sanjay.gupta@sanofi-aventis.com	john.elicker@bms.com

Canadian Federal Court of Appeals Rules in sanofi-aventis’ Favor in the Canadian Plavix Notice of Compliance Proceedings

Paris, France and New York, New York, December 28, 2006 - Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) and Bristol-Myers Squibb (New York: NYSE: BMY) announced today that the Canadian Federal Court of Appeals dismissed Apotex Inc.’s (“Apotex”) appeal of the judgment of the Federal Court of Canada prohibiting the Minister of Health from issuing a Notice of Compliance to Apotex in connection with its 75mg clopidogrel bisulfate tablets. Absent a Notice of Compliance, Apotex cannot market its 75mg clopidogrel bisulfate tablets in Canada.

About sanofi-aventis

Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.